[redacted]

13013458

SEC Mail Processing Section

FEB 26 2013

Washington DC 405

A 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-66420 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

| Chicago | Illinois | 60603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

| 1 North Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/8/13

SEC 1410 (06-02)

CITADEL

# PALAFOX TRADING LLC
## (A Delaware Limited Liability Company)

## (SEC File Number 8-66420)

*Statement of Financial Condition as of December 31, 2012 and Independent Auditors' Report*

# *PALAFOX TRADING LLC*
## *(A Delaware Limited Liability Company)*
## *(SEC File Number 8-66420)*

*Statement of Financial Condition as of December 31, 2012*
*and Independent Auditors' Report*

*Claim for Exemption from the Registration*
*Requirements of the Regulations Adopted by the U.S.*
*Commodity Futures Trading Commission (the "CFTC") has been filed*
*by the Commodity Pool Operator of Palafox Trading LLC*
*on the basis of CFTC Rule 4.13(a)(4)*

*Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.*

pwc

## Independent Auditor's Report

To the Member of Palafox Trading LLC:

We have audited the accompanying statement of financial condition of Palafox Trading LLC (the "Company") as of December 31, 2012.

### *Management's Responsibility for the Statement of Financial Condition*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2013

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us*

# PALAFOX TRADING LLC

## STATEMENT OF FINANCIAL CONDITION
## December 31, 2012
## (Expressed in U.S. dollars in thousands)

## ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 114,184 |
| Cash segregated under federal regulations | | 1,000 |
| Securities purchased under agreements to resell | | 529,971 |
| Receivable from clearing organizations | | 8,552 |
| Other assets | | 30 |
| **Total assets** | $ | 653,737 |

## LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---|
| **Liabilities:** | | |
| Securities sold under agreements to repurchase | $ | 544,726 |
| Payable to affiliates | | 654 |
| Other liabilities | | 173 |
| **Total liabilities** | | 545,553 |
| **Member's capital** | | 108,184 |
| **Total liabilities and member's capital** | $ | 653,737 |

See notes to statement of financial condition.

## PALAFOX TRADING LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
**December 31, 2012**
**(Expressed in U.S. dollars)**

**(1) Organization:**

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc., a member of the Securities Investor Protection Corporation ("SIPC"), and a clearing member of the Fixed Income Clearing Corporation ("FICC").

Citadel Equity Fund Ltd. ("CEFL") was the sole member of the Company for the period from January 1, 2012 through August 1, 2012. Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), through its holding company KGSF Offshore Holdings Ltd. ("KGOH"), Citadel Wellington LLC ("Wellington"), Cyprus Investment Fund LLC ("CYFC"), and Cyprus Investment Fund Ltd. ("CYFD"), through its holding company CYFD Offshore Holdings Ltd. ("CYHD"), are the shareholders and ultimate beneficiaries of CEFL.

On August 1, 2012, CEFL transferred all of its interest in the Company to Citadel Global Fixed Income Master Fund Ltd. ("GFIL"). Following this transfer, GFIL became the sole member of the Company. Kensington, through its holding company KGOH, Wellington, CYFC, CYFD, through its holding company CYHD, Citadel Global Fixed Income Fund Ltd. ("GFID"), through its holding company GFID Offshore Holdings Ltd. ("GFOH"), and Citadel Global Fixed Income Fund LLC ("GFXC") are the shareholders and ultimate beneficiaries of GFIL.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. During 2012, CALC claimed an exemption from registration as a "commodity pool operator" with the U.S. Commodity Futures Trading Commission ("CFTC") with respect to the Company pursuant to CFTC Rule 4.13(a)(4). CALC is a registered investment adviser with the U.S. Securities and Exchange commission pursuant to the Investment Advisers Act of 1940.

Citadel LLC, an affiliate of CALC, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS has a 5 year term and is automatically extended for another 5 years unless NTHFS elects otherwise. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

**(2) Summary of Significant Accounting Policies:**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*

The preparation of financial statements in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2012
(Expressed in U.S. dollars)

**(2) Summary of Significant Accounting Policies, Continued:**

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less, as well as investments in money market funds. Substantially all cash and cash equivalents are held at a major U.S. financial institution.

*Transfers of Financial Assets*

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers that are not accounted for as sales, which involve the transfer of financial assets over which the transferor retains control, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing.

*Repurchase and Reverse Repurchase Agreements*

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements"). Repurchase and reverse repurchase agreements are short-term in nature and are recorded at contract value, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements, which are typically initiated to obtain collateral securities to be delivered to counterparties of known or planned short sales or repurchase agreements, are not considered to be investment positions. The Company records the net repurchase or reverse repurchase agreement position by counterparty on the statement of financial condition if the right of offset exists. As of December 31, 2012, the Company's repurchase and reverse repurchase agreements were netted by $2,136,068,124. Repurchase and reverse repurchase agreements are collateralized primarily through pledging or receipt of securities. CALC attempts to monitor the fair value of collateral on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

During the year, the Company had reverse repurchase agreements and repurchase agreements with affiliates and non-affiliates. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2012, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $2,671,914,262. At December 31, 2012, the Company also had repurchase agreements with collateral posted having a fair value of $2,671,914,262.

**(2) Summary of Significant Accounting Policies, Continued:**

*Valuation of Financial Instruments*

The Company measures and reports investments in money market funds ("Financial Instruments") at fair value, as determined by CALC. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value determined by CALC is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CALC. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CALC may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CALC believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

| | |
|---|---|
| Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; |
| Level 2 | Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and |
| Level 3 | Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. |

**(2) Summary of Significant Accounting Policies, Continued:**

*Valuation of Financial Investments, Continued*

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

**Cash equivalents**

The Company holds money market investments which are included in cash and cash equivalents on the statement of financial condition. Money market investments are valued based on the reported net asset value and are classified within level 1 of the fair value hierarchy.

The Company held no level 2 or level 3 financial instruments during the year or at December 31, 2012.

*Valuation Processes*

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The Valuation Committee's members include Citadel LLC's Chief Operating Officer, Global Controller, Head of Portfolio Construction and Risk and Citadel Europe Chief Financial Officer.

The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. The product control group within NTHFS ("NTHFS Product Control") performs a monthly detailed price verification process on substantially all Financial Instruments. Financial Instruments that have one or more significant inputs which cannot be corroborated by external market data are classified within level 3 of the fair value hierarchy. The price verification methods for Financial Instruments across all levels within the fair value hierarchy performed by NTHFS Product Control generally include:

*External Price Comparison*

Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, SuperDerivatives, MarkIt, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used greater priority is generally given to executable quotations.

*Back-testing*

Values realized upon trades executed by the Company or its affiliates are used to corroborate the valuation of Financial Instruments.

## (2) Summary of Significant Accounting Policies, Continued:

*Valuation Processes, Continued*

*Trade Comparison*
Analysis of external trade data is used to determine the most relevant pricing inputs and valuations.

*Third-party Valuation Experts*
For certain Financial Instruments, generally classified within level 3, a third-party valuation expert may be hired to review and express an opinion as to the fair value of a Financial Instruments.

*Calibration to Market Comparables*
Market-based transactions are used to corroborate the valuation of positions with similar characteristics, risks and components.

*Relative Value Analyses*
Market-based transactions are analyzed to determine the similarity, measured in terms of risk, liquidity and return, of one instrument relative to another or, for a given instrument, of one maturity relative to another.

*Borrower's Measurement of Fair Value*
Valuations are corroborated by comparison to the borrowers' measurement of fair value of securities loaned or repurchased.

*Collateral Analyses*
Margin disputes on derivatives are examined and investigated to determine the impact, if any, on valuations.

Each month, NTHFS Product Control produces a written summary ("Valuation Pack") of the results of its price verification process. The Valuation Committee meets monthly to review the Valuation Pack and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS Product Control also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

*Other Financial Instruments*

CALC estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

**(3) New Accounting Pronouncements:**

In December 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance for balance sheet offsetting. The new guidance requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized repurchase agreements. The guidance is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition.

**(4) Income Taxes:**

From January 1, 2012 to July 31, 2012, the Company was disregarded for U.S. federal income tax purposes and was not subject to U.S. federal or state income tax directly. Effective August 1, 2012, the Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, state and local corporate income tax.

At December 31, 2012, the Company had income taxes payable of $151,801, which are included in other liabilities on the statement of financial condition.

The Company has determined that, as of December 31, 2012, there are no temporary differences between the GAAP and tax bases of assets and liabilities that would result in deferred income tax assets or liabilities.

The Company will file income tax returns with the U.S. federal government and various state and local jurisdictions for the period from August 1, 2012 through December 31, 2012.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2012, the Company was not required to establish a liability for uncertain tax positions.

**(5) Fair Value Disclosures:**

The following fair value hierarchy table presents information about the Company's assets measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

| | Assets at Fair Value as of December 31, 2012 (in thousands) | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents | $ 77,000 | $ — | $ — | $ 77,000 |
| Total assets at fair value | $ 77,000 | $ — | $ — | $ 77,000 |

(Expressed in U.S. dollars)

## (6) Transactions with Related Parties:

*Expenses*

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses paid by Citadel LLC, on behalf of the Company. As of December 31, 2012, the Company had a payable to Citadel LLC of $129,506, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, a proportionate share of expenses incurred by KGOH, Wellington, CYFC, CYHD, GFXC and GFOH for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2012, the Company has payables to KGOH, Wellington, CYFC, CYHD, GFXC, and GFOH of $13,157, $8,975, $262, $1,116, $208, $833 respectively, which are included in payable to affiliates on the statement of financial condition.

*Repurchase and Reverse Repurchase Agreements*

During 2012, the Company entered into net repurchase and reverse repurchase agreements with CEFL and GFIL. As of December 31, 2012, the Company had net repurchase and reverse repurchase agreements with GFIL with a contract value of $136,682,186 and $402,993,125, respectively. Additionally, as of December 31, 2012, the Company had receivables of $31,204 and $42,523 related to net repurchase and reverse repurchase agreements with GFIL, respectively. The Company pledged net securities collateral with a fair value of $128,570,692 and received net securities collateral with a fair value of $405,903,287 with regard to these transactions

As of December 31, 2012, GFIL provided the Company with cash collateral of $500,000 related to repurchase and reverse repurchase agreements. The amount is included in payable to affiliates on the statement of financial condition.

## (7) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks.

*Market Risk*

Market risk is the potential for changes in the value of Financial Instruments and the Company's securities underlying repurchase and reverse repurchase agreements. Categories of market risk include exposures to equity prices, interest rates, and commodity prices. A description of each market risk category is set forth below:

- Equity price related risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate related risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.

**(7) Risk Management, Continued:**

*Market Risk, Continued*

- Commodity price related risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.
- Credit price related risks result from exposures to changes and volatilities of government or corporate credit, baskets of corporate credit or credit indices.
- Currency price related risks result from exposures to changes in spot prices, forward prices and volatilities of currencies.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

*Credit Risk*

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The cash balance held at a major U.S. financial institution, which typically exceeds Federal Deposit Insurance Corporation coverage, also subjects the Company to a concentration of credit risk. CALC attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

*Other Risks*

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse.

*Contingencies*

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse,

(Expressed in U.S. dollars)

**(7) Risk Management, Continued:**

*Contingencies, Continued*

other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

**(8) Regulatory Requirements:**

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2012, net capital was $106,365,496 in excess of the required minimum net capital.

The Company is also subject to the requirements of the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no such reportable amounts as of December 31, 2012. At December 31, 2012, cash of $1,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, which is included in cash segregated under federal regulations on the statement of financial condition.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

**(9) Subsequent Events:**

The Company has performed an evaluation of subsequent events through February 22, 2013, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements.